Correspondence

SCHLUETER & ASSOCIATES, P.C.
5290 DTC PARKWAY, SUITE 150
GREENWOOD VILLAGE, CO 80111 USA
TELEPHONE: +303-292-3883
FACSIMILE: +1-303-296-8880

November 18, 2016
Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, DC 20549 USA

Re:	Bonso Electronics International Inc. Form 20-F for the Fiscal Year Ended March 31, 2016 Filed August 15, 2016 File No. 000-17601

Dear Mr. Cascio,

We represent Bonso Electronics International Inc. ("Bonso" and "Registrant"), and this letter is in response to your letter dated October 25, 2016 ("Letter") with respect to Bonso's Form 20-F for the Fiscal Year Ended March 31 2016 that was filed on August 15, 2016 ("Form 20-F"). The Staff of the Division raised certain comments in the Letter with respect to disclosures in the Form 20-F. We have reproduced the comments below and provided the Company's response to the comments immediately below each comment.

Form 20-F for the Fiscal Year Ended March 31, 2016

Item 15. Controls and Procedures, page 69

1.
We note the disclosure that your management concluded that there were certain material weaknesses in your internal control over financial reporting as of March 31, 2016. Please amend the filing to provide management's conclusion on the effectiveness of your internal control over financial reporting as required by Item 15(b)(3) of Form 20-F.

Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
November 18, 2016

Company Response

The Company has amended the Form 20-F to specifically include a statement that: "Management has concluded that the Company's internal controls over financial reporting for the fiscal year ended March 31, 2016, were ineffective."

In addition, we direct your attention to the disclosure included in the Original Form 20-F included in the second full paragraph under the risk factor captioned "We have identified material weaknesses in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements." The language referenced states specifically as follows: "As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of March 31, 2016, based on criteria set forth by the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission."

Further, as required by Item 15(a) of Form 20-F, disclose management's conclusion on the effectiveness of your disclosure controls and procedures as of March 31, 2016.

Company Response

The Company has amended the Form 20-F to specifically include a statement that: "Management has concluded that the Company's disclosure controls and procedures for the fiscal year ended March 31, 2016, were ineffective."

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Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
November 18, 2016

If you have any further comments or wish to discuss anything further, please do not hesitate to contact us.

Very truly yours,

Schlueter & Associates, P.C.

By:   /s/ Henry F. Schlueter
         Henry F. Schlueter

C:   Bonso Electronics International Inc.
       Kristin Lochhead (SEC)